Mr. Timothy A. Geishecker
Senior Counsel
Mail Stop 4651
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	Rohm and Haas Company
Definitive 14A
Filed March 23, 2007
File No. 001-03507
Dear Mr. Geishecker:
We have received your letter dated December 20, 2007 commenting on our response letter of September 20, 2007. As I mentioned to you by telephone, we want to review our response with our Executive Compensation Committee which will be meeting on February 4, 2008. We expect to file our reply shortly thereafter.
Thank you in advance for your consideration.
Sincerely,
Gail P. Granoff
Chief Compliance and Governance Officer